Delek Resources, Inc.
1224 Washington Avenue
Miami Beach, FL 33139

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

January 11, 2006

Attention:  John Cannarella

Re:	Delek Resources Inc.
Item 4.02 Form 8-K/A
Filed on December 15, 2006
File No. 0-29791

Dear Mr. Cannarella:

Below are the responses to your comments on January 4, 2007:

Form 8-K/A Filed December 15, 2006

1.
We note your response to comment one in our letter dated December 19, 2006. Please clarify whether your interim filings contain materially inaccurate financial statements. Also, please provide us your evaluation of these misstatements in your interim financial statements, based on all relevant factors following the guidance in SAB Topic 1:M. Refer also to SAB Topic 1:N.

After reviewing the guidance of SAB Topic 1:M and SAB Topic 1:N the Company believes its interim financial statements are not materially misstated. The only change what would have resulted from restating the 10-QSB’s for the interim periods since September 30, 2004 would be a reclassification from accumulated deficit to additional paid in capital. There was no affect to net shareholders’ deficit. As this change would not affect the income statement or statement of cash flows for the interim period at has no effect on the comparatives to prior periods. Accordingly, we determined in was not necessary to restate those filings.

 The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Leonard Sternheim
Leonard Sternheim
CEO